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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Mandy Hooker
John Cash
Geoff Kruczek
Asia Timmons-Pierce

Re:	Oatly Group AB

Draft Registration Statement on Form F-1

Confidentially submitted on February 12, 2021

CIK No. 0001843586

Ladies and Gentlemen:

On behalf of Oatly Group AB, previously referred to as Havre Global AB (the “Company”), we are hereby confidentially submitting a second Draft Registration Statement on Form F-1 (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on February 12, 2021 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on March 11, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Dilution, page 64

1.	Please revise to disclose how the numbers and percentages in the table on page 65 would change assuming the exercise of all outstanding warrants.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 65 of Submission No. 2.

March 24, 2021

Expand global production capacity, page 72

2.

Please disclose the source of funds you are using and intend to use to complete the production capacity expansion referenced in your disclosure, the amounts you have already paid and the amounts remaining to be paid. Also revise the disclosure in the first two paragraphs on page 79, as appropriate, to reflect the obligations that you have and will have as a result of the planned expansion.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 73 and 79 of Submission No. 2.

Driving the global appetite . . ., page 86

3.	Please clarify what you mean by the “highest amount of value growth” and “value share,” as those terms are used in the first two bullets of this section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised these references throughout Submission No. 2.

4.

Please revise the last full paragraph on page 87 to clarify how “continued investment in production, brand awareness, new markets and product development” resulted in the margins and losses to which you refer.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 3, 70 and 88 of Submission No. 2.

Supply Chain Operations, page 104

5.

We note your disclosure on page 22 that as of December 31, 2020 you had three suppliers for the oats used in your products. Please disclose whether you have agreements with your suppliers. Please describe the terms of any such agreements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it now has five suppliers and has revised pages 106 and 107 and the corresponding references throughout Submission No. 2.

Principal and Selling Shareholders, page 118

6.

For each entity listed in the table, please identify the natural persons who have or share voting and/or dispositive power or the right to receive the economic benefit of the securities. Please also tell us why China Resources Verlinvest Health Investment Ltd. is not included in the table, given your disclosure on page F-41 that it is the “controlling party” and owns 100% of the shares of Nativus Company Limited.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 121 of Submission No. 2.

March 24, 2021

Additional Listing Agreement, page 119

7.

Please revise to clarify whether “[y]our shareholders or their affiliates [are] owned or controlled by, or otherwise affiliated with, a foreign state, government or political party” and, if so, the identify of that state, government or party. Please also revise to clarify whether there are any existing or contemplated laws, regulations or policies that, in light of your current and planned operations and composition of management, directors and shareholders, would or could reasonably likely result in a “material adverse effect,” as defined in your disclosure. Add any appropriate risk factors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 121 and 122 of Submission No. 2.

Shareholders’ Agreement, page 119

8.	Please revise to clarify who is a party to this agreement, the nature and amount of any direct or indirect material interest and the rights and obligations of the parties under the agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the existing Shareholders’ Agreement will terminate upon completion of the offering. The Company’s shareholders do not intend to enter into a new Shareholders’ Agreement in connection with the offering, and the Company has revised page 122 of Submission No. 2 accordingly.

Related Party Transaction Policy, page 120

9.	Please describe the policies and procedures for the review and approval or ratification of related party transactions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 123 of Submission No. 2.

Exclusive Forum, page 122

10.

Please revise to clarify to whom this provision will apply. We note, for example, the risk factor on page 54 addresses only holders of ADSs. Is this provision limited to holders of your ordinary shares? Please also add a risk factor discussing the risks to investors resulting from this provision, if adopted at the meeting to which you refer. Please disclose any uncertainty as to whether courts would enforce the provision. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 54, 125 and 126 of Submission No. 2.

March 24, 2021

Exhibits

11.	We note the disclosure on page (ii) regarding the survey you commissioned and that you cite that survey in this registration statement. Please file the consent required by Rule 436 of Regulation C.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the third party provider of the commissioned survey is not an “expert” within the meaning of Rule 436 of the Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Company does not believe a consent is required to be filed as an exhibit to Submission No. 2. Rule 436 of the Securities Act requires that a consent be filed if any portion of a report or opinion of an “expert” is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully advises the Staff that the independent third party referenced here is a consulting and research firm that primarily collects and aggregates survey and statistical data, and the related information contained in Submission No. 2 reflects the aggregate survey and collected data. The Company respectfully submits that such data does not reflect the opinion or judgment of an “expert,” and that the third party provider is not amongst the enumerated professions under Section 7 of the Securities Act, nor is it within a “profession [that] gives authority to a statement made by [such providers].” As such, the Company believes that the third party provider is not among the class of persons subject to Section 7 and Rule 436 of the Securities Act as “experts” unless the Company expressly identifies them as experts or the statements are purported to be made on the authority of such providers as “experts.” The Company respectfully advises the Staff that it has neither expressly identified the third party provider as an “expert” in Submission No. 2 nor purported to make statements in Submission No. 2 on the authority of the third party provider as an “expert.” Accordingly, the Company believes that the third party provider should not be considered an “expert” within the meaning of U.S. federal securities laws.

In addition, the Company has revised its disclosure on page ii to clarify that it takes full responsibility for the industry and market data in the prospectus.

12.	Please file as exhibits the employment arrangements mentioned on pages 116-117.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the employment agreements with the Company’s executive officers are not required to be filed as exhibits to the registration statement. Item 601(b)(10)(iii)(C)(5) of Regulation S-K provides that compensatory contracts of a registrant need not be filed if the registrant is a foreign private issuer that furnishes compensatory information under Item 402(a)(1) of Regulation S-K and the public filing of the plan, contract or arrangement, or portion thereof, is not required in the registrant’s home country and is not otherwise publicly disclosed by the registrant. The Company advises the Staff that it is a foreign private issuer furnishing compensatory information under Item 402(a)(1) of Regulation S-K, that public filing of the employment agreements is not required in the Company’s home country and that the employment agreements have not otherwise been publicly disclosed by the Company. The Company believes that the employment agreements are not material contracts of the type specified under Item 601(b)(10) of Regulation S-K because they do not fall within any of the other categories specified in Item 601(b)(10).

March 24, 2021

General

13.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with this review for guidance on how to submit those materials.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:	(via email)
Toni Petersson, Oatly Group AB
Christian Hanke, Oatly Group AB
Ian D. Schuman, Latham & Watkins LLP
Stelios G. Saffos, Latham & Watkins LLP